Exhibit 4.6

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT

DESCRIPTION OF COMMON STOCK

The following description of the common stock of Aldeyra Therapeutics, Inc. (“Aldeyra” or the “Company”) is based upon the Company’s restated certificate of incorporation, as amended (“Restated Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (“Bylaws”) and applicable provisions of law. The summary below is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Restated Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.6 is a part.

Authorized Capital Stock

Under the Restated Certificate of Incorporation, Aldeyra’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Aldeyra Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on The Nasdaq Capital Market under the ticker symbol “ALDX.”

Voting Rights. Each holder of the Company’s common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise provided by law or the Restated Certificate of Incorporation or Bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Directors are elected by a plurality of the votes cast at the meeting. The Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of the Company’s outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds.

Liquidation. In the event of the Company’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

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Other Rights and Preferences. Holders of the Company’s common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that it may designate and issue in the future.

Transfer Agent and Registrar. The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company.

Preferred Stock

The Company’s board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Certain Anti-Takeover Effects of Delaware Law

Some provisions of Delaware law and the Restated Certificate of Incorporation and Bylaws could make the following transactions more difficult: the Company’s acquisition by means of a tender offer; the Company’s acquisition by means of a proxy contest or otherwise; or removal of the Company’s incumbent officers and directors.

Section 203 of the Delaware General Corporation Law is applicable to takeovers of Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a

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corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to the certificate of incorporation or bylaws, effective 12 months after adoption. The Restated Certificate of Incorporation and Bylaws do not opt out from the restrictions imposed under Section 203

Certain Provisions of the Company’s Restated Certificate of Incorporation and Bylaws

In addition to the Company’s board of directors’ ability to issue shares of preferred stock, the Restated Certificate of Incorporation and Bylaws contain provisions that may discourage, delay or prevent a change in the Company’s management or control over the Company that stockholders may consider favorable. The Restated Certificate of Incorporation and Bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by the Company’s board of directors to thwart a takeover attempt;
•	do not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors;
•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;
•	provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;
•	limit who may call special meetings of stockholders;
•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and
•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

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